EXHIBIT (a)(5)(i)

[ENGLISH TRANSLATION OF GUIDELINES INTENDED FOR FRENCH RESIDENTS]

THOMSON SEPTEMBER 22, 2004

STOCK OPTION PLAN

GUIDELINES INTENDED FOR THE BENEFICIARIES

The stock options described in these guidelines and the ordinary shares for which they may be exercised have not been registered under the United States Securities Act of 1933 and may not be offered or sold in the United States unless so registered or unless an exemption from registration under the Securities Act of 1933 is available.

These guidelines are not for distribution within the United States.

FRENCH RESIDENTS

October 25th, 2004

SUMMARY

1.	DESCRIPTION OF THE PLAN	2

	The beneficiaries	2
	Exercise price of the options to subscribe for newly issued shares	3
	Option exercise	3
	Requirements	3

2.	FEATURES OF THE SHARES SUBSCRIBED FOR	4

	Change of control	4
	Pre-emptive right	6

3.	PRACTICAL TERMS AND CONDITIONS	6

	Plan administrator	6
	The possible transactions during the option plan	6
	Exercise of the options	6
	Sale of the shares	7
	Use of the “Plan Epargne Entreprise” (PEE) as a means to finance share purchase	7

4.	APPLICABLE INCOME TAXES AS OF SEPTEMBER 2004; SUBJECT TO POTENTIAL CHANGES	8

5.	HANDLING CHARGES	11

Exhibits:

Exhibit 1 : Option Exercise form
Exhibit 2 : Share sale application form

The stock option plan providing for the grant of stock subscription or purchase options is governed by articles l. 225-177 to l. 225-186 of the Commercial Code (formerly articles 208-1 to 208-8-2 of the law of July 24, 1966 on commercial companies), and articles 174-8 to 174-21 of the decree of March 23, 1967, supplemented by law No. 87-416 of June 17, 1987 on savings and by the provisions of law no. 2001-420 on new economic regulations (Loi sur les Nouvelles Régulations Economiques) of May 15, 2001, and is subject to the provisions of law no. 2001-152 on employee savings plans (Loi sur l’Epargne Salariale) of February 19, 2001, and the decree (ordonnance) of June 24, 2004 modifying the rules relating to securities (valeurs mobilières) issued by commercial companies.

The Combined General Meeting of the Shareholders of THOMSON, held on November 10, 2000, authorized the Board of Directors of the Company to grant Thomson stock subscription or purchase options to the benefit of certain employees (salariés) of the Group and officers (mandataires sociaux).

1. DESCRIPTION OF THE PLAN

The Board of Directors, at its meeting held on September 22, 2004, adopted a stock subscription or purchase option plan (the “option plan”) providing for the subscription or purchase of up to a maximum of 8,500,000 underlying shares. The main characteristics of the option plan are described below.

Pursuant to the option plan, the Board of Directors, in its September 22, 2004 meeting, granted stock subscription options giving the right to subscribe for newly-issued Thomson shares.

In addition, the Board of Directors may, through one or more grants, grant stock purchase options within the aggregate cap set by the Board of Directors of 8,500,000 underlying shares.

Such stock purchase options will be governed by the terms and conditions of the option plan, subject to applicable law as in effect on the date of grant.

The grant of stock purchase options will result in the preparation of a new guide. Only those aspects of the option plan pertaining to the stock subscription options are addressed in this document.

The type of options: Stock subscription options:

The shares offered in connection with the option plan will be issued by way of a capital increase which will occur automatically and without further conditions upon receipt of a notice of exercise and payment in cash (by check) of the exercise price of the option to be exercised. The shares will be issued when the option is exercised which will increase the paid up capital and shareholders’ equity of the Company.

The beneficiaries

Are eligible for participation in the option plan:

•	Certain employees (salariés) and officers (mandataires sociaux) of Thomson and its affiliates (within the meaning of Article L. 225-180 of the Commercial Code), within the scope of the option plan, designated by the Board of Directors on September 22, 2004.

•

Certain employees (salariés) and officers (mandataires sociaux) of Thomson and its affiliates (within the meaning of Article L. 225-180 of the Commercial Code), within the scope of the option plan, designated by the Board of Directors on September 22, 2004 who hold options granted during the period from December 18, 2000 to October 12, 2001, provided any such beneficiary has relinquished all of his or her contractual rights with respect to such previously granted options. The employee’s renunciation must be delivered to

Thomson by November 23, 2004 at the latest, or, in the event the renunciation period is extended by Thomson, by the end of such extension.

•	Beneficiaries who elect not to relinquish options granted to them during the period from December 18, 2000 to October 12, 2001 will be entitled to keep such options under their initial conditions. In such a case, they will not be entitled to receive the stock subscription options granted to them on September 22, 2004 under the option plan. These options will be purely and simply cancelled.

Each beneficiary will be personally informed of the number of options granted to him or her, the subscription price, and the period during which these options may be exercised. In the same way, the beneficiaries to whom the renunciation procedure described above applies will be informed as to how to relinquish their rights under the previous plans and receive the options granted to them under the new option plan.

Exercise price of the options to subscribe for newly issued shares

The exercise price of the stock subscription options is 16 euros. This price is not subject to adjustments, except under circumstances and conditions prescribed by French law. As a result of adjustments in the exercise price and/or the number of shares which may be obtained upon exercise of the options, the benefit resulting from the grant will be preserved in value during the entire term of the option. The number of underlying shares will be adjusted such that the total of the exercise prices remains constant. The adjusted number will be rounded up to the nearest unit.

Any of the adjustments contemplated above will be made in accordance with applicable law (i.e., on the date hereof, Articles 174-8 to 174-16 of decree no. 67-236 of March 23, 1967).

Option exercise

A beneficiary may exercise his or her options in part at any time after the end of a 3-year period running from the date of the Board meeting at which these options were granted, i.e., September 22, 2004, or in whole at any time after the end of a 4-year period running from such date, subject to the following maximum limits:

•	50 percent from September 23, 2007

•	100 percent from September 23, 2008

After September 22, 2014, unexercised options will be definitively lost.

There is no obligation to exercise the options granted.

In the event of one or more financial transactions, the Board of Directors may temporarily suspend the exercise of the options for a maximum period of 3 months.

Requirements

The exercise of the options is conditional upon the beneficiary being an employee (salarié) or officer (mandataire social) of Thomson or any of its affiliates (within the meaning of Article L. 225-180 of the Commerce Code) on the date of exercise.

The options remaining unexercised are definitively lost in the event of departure from Thomson or its applicable affiliate for any reason whatsoever, except with respect to the following:

•	retirement or early retirement;

•	permanent and definitive disability (respectively, the second and third category contemplated in Article L. 341-4 of the Code de Sécurité Sociale); and

•	during the lay off notification period (whether such notification period is served by the beneficiary or not).

The right derived from an option granted hereunder is non-transferable until the option has been exercised.

However, in the event of the death of a beneficiary, his or her heirs may exercise the options within a six-month period from the date of death. They can exercise the options without being subject to the restrictions described above and sell the shares acquired thereby. After this six-month period, the options will be definitively lost.

2. FEATURES OF THE SHARES SUBSCRIBED FOR

The exercise price of the stock subscription options shall be paid in full in cash upon exercise thereof.

Shares issued upon exercise of stock subscription options will carry full rights as of the first day of the fiscal year in which they are subscribed. Holders of such shares will not be entitled to dividends paid during such fiscal year in respect of the immediately precedent fiscal year. Subject this limitation, they will, upon their issuance, be fully assimilated to existing shares and subject to all provisions of the by-laws and to the decisions of the General Meeting of shareholders.

Shares will be held in registered form in the name of the beneficiary. They may not be held through a P.E.A. (Plan d’Epargne en Actions), as this is prohibited by law.

Sales of shares and fiscal unavailability

Shares subscribed upon exercise of options will be freely transferable upon the expiration of the term of the “fiscal unavailability” period in effect in France on the proposed date of transfer of the subscribed shares. This “unavailability” period is currently of four (4) years counted from the date of grant of the option to the beneficiary by the Board of Directors (i.e., September 22, 2004). Shares acquired upon exercise of options are accordingly “contractually unavailable” until the end of the “fiscal unavailability” period, i.e., until the fourth anniversary of the date of grant (thereby preventing the sale of, conversion into bearer shares, or more generally, the transfer ownership of, the shares).

Change of control

1. Under this option plan, the term “change of control” exclusively refers to the following situations:

•	The completion of a takeover bid (O.P.A.) or exchange offer (O.P.E.) aimed at Thomson, or of an exchange offer (O.P.E.) by Thomson aimed at a third company, if such transaction results in the taking of a direct or indirect interest resulting in a new shareholder holding at least 20 percent of the voting rights of Thomson or an existing shareholder increasing such shareholder’s pre-existing interest so as to hold at least 20 percent of the voting rights.

•	The merger of another company into Thomson (fusion-absorption) resulting in new shareholders holding more than 20 percent of the voting rights of the merged company, and the merger of Thomson into another company (fusion-absorption).

•	The split-up (scission) of Thomson.

•	A direct or indirect investment by a new shareholder resulting in such new shareholder holding at least 20 percent of the voting rights of Thomson, or by an existing shareholder resulting in such shareholder’s interest increasing to at least 20 percent of such voting rights.

•	The publication by the French Autorité des Marchés Financiers (the “AMF”) of any shareholders’ agreement disclosing a concerted action as defined by article L. 233-10 I of the Commercial Code, the signatories to which hold shares representing at least 20 percent in aggregate of all the voting rights of Thomson.

2. In the case of a “change of control” as defined above, and notwithstanding the exercise schedule and the “contractual unavailability” of the shares, the options will become freely exercisable and the underlying shares available (and accordingly, among other things, transferable) unless otherwise decided by the Chairman of the Board of Directors of Thomson prior to the expiration of the period referred to in paragraph 3. Any such decision will apply to all the beneficiaries of the option plan.

3. At any time when the options may be exercised and the shares may be sold on an accelerated basis pursuant to paragraph 2, the beneficiary may issue a notice of exercise with respect to his options and dispose of his shares:

•	from the 6th working day following:

•	the date of publication by the AMF of the result of the offer, if the “change of control” results from a takeover bid (O.P.A.) or an exchange offer (O.P.E.);

•	the extraordinary general meeting of Thomson approving the “change of control” if such “change of control” is occurs as a result of a merger (fusion-absorption) or split-up (scission);

•	the date of notification to Thomson that the 20 percent threshold, as defined above, has been exceeded;

•	from the 15th working day following the date of publication by the AMF of the shareholders agreement if the “change of control” results from a concerted action as described in the 5th sub-paragraph of paragraph 1.

4. In addition, in the case of a “change of control” resulting from a takeover bid (O.P.A.) or exchange offer (O.P.E.) aimed at Thomson or a merger (fusion absorption) or split-up (scission) of Thomson, the initiating company or the surviving or resulting entity will be required to assume all commitments with respect to any assets held for the benefit of beneficiaries and, in connection therewith, to implement a solution offering the same fiscal and social effects as the initial option plan as follows:

•	In the case of the merger of Thomson (fusion-absorption) or of its split-up (scission), it shall undertake to deliver to the beneficiary of the plan, upon the exercise of his option, shares of the company resulting from the merger or split-up in proportions that achieve the above objective;

•

In the case of a takeover bid (O.P.A.) or exchange offer (O.P.E.) aimed at Thomson, it shall undertake to repurchase from the beneficiaries the shares acquired upon the exercise of their options on the date on which they tender same; this date must imperatively fall within the exercise period determined for the initial option. In the event of an exchange offer (O.P.E.), the repurchase price will be equal to the trading price of Thomson shares on the date of the “change of control” (such price being the exchange offer price), adjusted according to the evolution of the closing price of the share of the company initiating the “change of control”, between the date on which the result of the offer is published by the AMF and the date of the offer to repurchase. In the event of a takeover bid (O.P.A.), the repurchase price will be equal to the takeover bid offer price on the date of the “change of control.”

In the event the obligations set forth above are not fulfilled, the damage which will be caused to the beneficiaries will be appraised by an expert appointed by both parties or, in the absence of an agreement, by the Presiding Judge of the Commercial Court of Nanterre ruling at the request of the more diligent party.

The amount fixed will be paid by Thomson, or by any company to which it may substitute itself or which may be substituted to it.

Pre-emptive right

Thomson has a pre-emptive right with respect to any securities offered for sale, such right to be exercised, at the latest, 48 hours from the receipt of the transfer instrument. Therefore, the holders of options wishing to have their securities delivered to a financial institution other than Crédit Commercial de France, the institution managing the option plan, must obtain the consent of Thomson.

3. PRACTICAL TERMS AND CONDITIONS

Plan administrator

Thomson’s Board of Directors has entrusted to Crédit Commercial de France the individual management of the options under the Plan and the transactions relating thereto. Crédit Commercial de France has agreed to serve as administrator throughout the term of the Plan unless otherwise replaced by the Board of Directors.

Crédit Commercial de France will inform the beneficiaries of any adjustment or temporary suspension period.

A transaction notice will be sent to the beneficiaries after each option exercise, and every year the beneficiaries will receive a statement of their securities holdings.

Therefore, it is very important for the beneficiary to inform Crédit Commercial de France as soon as possible of any change in his or her address or personal situation (see contact information for Crédit Commercial de France at the end of this document).

The possible transactions during the option plan

Subject to the term of the options described elsewhere herein, a beneficiary may enter into the following transactions:

•	exercise of the options (i.e., subscription for a new share offered)

•	sale of the shares derived from previous exercises

•	simultaneous exercise and sale

Exercise of the options

To exercise an option, the beneficiary must provide Crédit Commercial de France with the following documents:

•	the option exercise form (Exhibit 1) duly completed and signed

•	a bank or postal cheque, for the aggregate amount of the subscription price, made out to the order of Crédit Commercial de France

The date on which the beneficiary signs the option exercise form will be the option exercise date.

This exercise may take place, for up to 50% of the options granted, beginning September 23, 2007, and then beginning September 23rd 2008 for the remaining 50% of the options granted or for the total amount of the options if no partial exercise previously took place.)

Sale of the shares

To sell his or her shares, the beneficiary must forward to Crédit Commercial de France the sale instructions in the form enclosed (Exhibit 2), as well as a relevé d’identité bancaire of the account to which the proceeds of the sale will be wired net of charges and taxes. Upon receipt thereof, Crédit Commercial de France will convert the shares to the bearer form.

The charges applicable to this transaction appear on the reverse side of the sale order (Exhibit 2) and will be deducted from the gross proceeds of the sale.

The sale may be effected in one of two ways:

•	through an “at best order”, which means that CCF will communicate the sell order to the market within three hours of its reception and that the order will be executed at the market price.

•	through a “limit order”, which means that the beneficiary indicates to CCF a minimum price below which he or she does not want to sell his or her shares (this price cannot be higher than 10% of the last market price). If the market price does not reach this minimum price during the month CCF receives the sell order, the shares will not be sold and the order will have to be renewed.

Simultaneous exercise/sale (between September 23, 2008, and September 22, 2014 only)

This procedure enables each beneficiary wishing to exercise his or her options and simultaneously sell the Shares so obtained to finance his or her option exercise with the proceeds of the sale of the securities. This system avoids disbursing the funds required for the settlement of the option exercise. In this case, the beneficiary shall forward to Crédit Commercial de France the two forms enclosed herewith as Exhibits 1 and 2.

Only the sum corresponding to the capital gain obtained will be paid to the beneficiary after deduction of the charges stated on the reverse side of the sale order.

Use of the “Plan Epargne Entreprise” (PEE) as a means to finance share purchase

The law dated May 15, 2001, on New Economic Regulations has created a link between the assets invested in the “Plan d’Epargne d’Entreprise” and the options by allowing the beneficiary to use non-available assets to exercise his or her options.

Financing: This mechanism enables financing the acquisition of shares with non-available amounts already invested in the PEE. The use of these savings to exercise options is not capped (except in the case of a voluntary deposit made for the sole reason of exercising the options, in which case a ceiling of 25% of the gross annual revenue is applicable).

Tax exemption: Shares obtained through the exercise of the options benefit from tax advantages provided with respect to company savings plans, including a tax exemption for the capital gains realized at the time of the sale of the shares.

These capital gains will be subject only to the social taxes in effect (CSG, CRDS and CNAVTS, currently at 10%).

Shares obtained through the exercise of the options are inscribed in a title account register. This account register, held by the option administrator, is managed within the framework of the savings plan.

Shares obtained through the exercise of the options are unavailable for 5 years with no exceptions, other than in the event of the death of the account holder.

The dividends and associated avoir fiscal are treated according to the methods outlined in the savings plan. In the case of a reinvestment in the plan, they are unavailable in the same manner as the shares on which they were based: 5 years from the exercise of the options.

The beneficiary is advised to contact his or her personal accountant with respect to all tax queries.

Transfer of shares

The transfer of shares to another bank is only possible if the sale is possible.

The employee must submit his or her transfer request to Crédit Commercial de France accompanied by a Relevé d’Identité Bancaire.

4. APPLICABLE INCOME TAXES AS OF SEPTEMBER 22, 2004; SUBJECT TO POTENTIAL CHANGES

In addition to the annual statement of your individual account, CCF will send you every year the necessary information to include in your personal income tax calculations.

For beneficiaries residing in France on the day of the sale, and as long as this sale does not occur prior to the fourth anniversary of the grant of the options, the beneficiaries will benefit from special tax treatment. (Fiscal advantage in place as of September 22, 2004.)

This special treatment is also applicable in the event that sales occur prior to the end of the 4 years in the following cases:

Lay-off: Options subscribed and/or acquired 3 months before the date of notification to the beneficiary of his or her lay-off may be sold before the end of the 4 year period.

The sale of the shares may only occur following receipt of the notification by the beneficiary, thus requiring the beneficiary to hold his or her options for 3 months.

Retirement: When the beneficiary can retire with full pension, and at normal retirement age, at the request of the Company, he or she may:

•	exercise his or her options 3 months prior to his or her retirement

•	sell his or her shares after his or her date of departure, which will require the beneficiary to hold his or her options for 3 months.

Incapacity: In the case of incapacity, as set forth in the second or third category of Article 341-4 of the French Social Security Code, the beneficiary may exercise the options that are legally exercisable and sell the shares subscribed for or acquired immediately.

Death of the beneficiary: the heirs have 6 months starting from the date of death to exercise the options. They can exercise the options without being bound to the restrictions upon exercise as prescribed by the option plan, and sell the shares so acquired immediately.

In the event of the death of a beneficiary who has exercised his or her options after the third anniversary of the plan, the fiscal four-year period unavailability regime is inapplicable.

When the options are granted, no income tax is payable by employees who are resident in France for tax purposes.

Additional favorable treatment will be available if the employee respects an additional holding period of 2 years

Provided that a holding period of 2 years after the expiration of the unavailability term of 4 years (which begins on the date the options were granted) is respected, employees residing for tax purposes in France on the date of sale will benefit from tax treatment that is even more favorable than that described above (cf. table below).

The additional holding period of 2 years begins on the expiration of the general unavailability period of 4 years described above. Therefore, the minimum period required to hold the shares in order to benefit from the most advantageous treatment is 6 years from the grant date of the options.

By way of example:

•	if an employee exercises his or her option 3 years after it is granted, the employee must hold the shares for 3 years in order to benefit from the most favorable tax scheme

•	if an employee exercises his or her option 4 years after it is granted, he must hold the shares for 2 years in order to benefit from the most favorable tax treatment

Income tax will be due only at the time of the sale of the shares, except in the case where the difference between the average price of the shares over the course of the 20 trading days prior to the date of the grant of options and the exercise price of the option exceeds 5% of this average, which is not the case for the options for newly issued Thomson shares granted on September 22, 2004. In this case, the portion of the difference exceeding 5% of this average would be taxable at the time the options are exercised, in the wage and salaries category, and would be subject to Social Security Contributions, General Social Contributions and Contributions to the Social Security Deficit.

If, in the year the shares are sold, the total sale of securities, business assets or similar securities of the beneficiary (including Thomson shares) is less than a ceiling which is regularly revised and which amounts to 15,000 euros for the year 2004, no taxes will be payable.

If this is not the case, the taxation will be calculated:

(i)	on the profit realized on the exercise of the option: in other words, the difference between the value of the share on the date of the exercise of the option (the opening price of the share on the day the option is exercised) and the exercise price, deduction being made, if necessary, from the portion of the discount exceeding 5% (the discount being the difference between the average price of the Shares over the course of the 20 trading days preceding the option grant date and the exercise price), and

(ii)	on the capital gain realized on the sale: in other words, the difference between the sale price of the shares and their value on the day the option is exercised).

Tax treatment applicable to the profit realized on the option exercised

Tax treatment applicable to the profit realized on the exercise of the option

Sale of shares following the unavailability period of four years and before an additional holding period of two years	For an amount less than or equal to 152,500 euros, the profit will be taxed at a fixed rate of 41% (including CSG/CRDS/social taxes)
For an amount greater than 152,500 euros, the profit will be taxed at the fixed rate of 51% (including CSG/CRDS/social taxes)

Sale of shares following the unavailability period of four years and after an additional holding period of two years	For an amount less than or equal to 152,500 euros, the profit will be taxed at a fixed rate of 27% (including CSG/CRDS/social taxes)
For an amount greater than 152,500 euros, the profit will be taxed at the fixed rate of 41% (including CSG/CRDS/social taxes)

However, the employee may choose to opt for the taxation regime applicable to wages and salaries (without application of the quotient system).

An increase in the 152,500 euro ceiling will be determined with respect to the total number of sales (linked to the exercise of options) that occurs during the year.

Tax treatment applicable to capital gains upon sale

Capital gains upon sale will be equal to the difference between the opening price of the share on the day the option is exercised and the sale price of the share, multiplied by the number of shares concerned.

In all cases, capital gains are taxed as capital gains from the sale of securities, at the fixed rate of 27% (16% + 11%) in the year of the sale.

Employees residing outside of France for tax purposes at the time of transfer

It is the responsibility of each beneficiary to verify the tax treatment applicable in his or her country of residence and to complete, in the case of sale, any required declarations.

Tax declaration:

Each year, the CCF will send to the beneficiary the necessary information for his or her personal tax declaration, including:

(i) The exercise certificate (which must be attached to his or her income tax declaration of the year the options were exercised);

(ii) The form (imprimé fiscal unique) indicating the capital gains from the sale.

The beneficiary must request a complete tax declaration from his or her appropriate French tax center (form 2042).

Particularities

If the tax situation of the beneficiary changes as a result of a move or an expatriation after the option grant, he or she is advised to consult his or her tax advisor.

5. HANDLING CHARGES

All the management fees are borne by Thomson, except for those relating to the sale, which will be charged to the beneficiary.

*    *    *

If you wish to have clarifications, you may address them directly to the administrator of the stock options: stockopadmin@thomson.net.

If you wish additional details on the rules applying to option plans or other information, you may contact:

CREDIT COMMERCIAL DE FRANCE

STOCK-OPTIONS EMETTEURS

SERVICE RELATIONS ACTIONNAIRES

Boîte Postale N° 2704

51051 REIMS CEDEX

Telephone: (+33).(0).3.26.09.86.99

Fax: (+33).(0).3.26.09.89.95

e-mail: “service_relations_actionnaires @ccf.fr”.

EXHIBIT 1

THOMSON SEPTEMBER 22, 2004

STOCK OPTION PLAN

Option exercise form

Original to be sent with your cheque to	Crédit Commercial de France
Stock-Options Emetteurs B.P. 2704 51051 Reims Cedex Fax No. 33 (0) 3 26 09 89 96

I the undersigned	Family name:
First name:
Home address:

Registered Current Account No.: (CCF)

Employing institution:

As the beneficiary of stock options granted to me by the Board of Directors of Thomson, on September 22, 2004, hereby declare that I exercise the options allowing me to subscribe for the number of Shares below:

Number of Shares	Unit price	Total amount settled
________________________	____________	__________________________

Accordingly, I pay the following sum in Euros (in words)

_______________________________________________

by cheque made out to the order of Crédit Commercial de France.

Lu et approuvé (read and approved), bon pour souscription de                          (quantité totale en lettres) actions Thomson» (good for subscription of                      (total number in words) Thomson Shares).

Signed in

On:

Signature:

EXHIBIT 2

THOMSON SEPTEMBER 22, 2004

STOCK OPTION PLAN

Sale order

Original to be sent to:	Crédit Commercial de France
Stock-Options Emetteurs B.P. 2704 51051 Reims Cedex Fax No. 33 (0) 3 26 09 89 95

I the undersigned	Family name:
First name:
Home address:

Registered Current Account No.: (CCF)

Employer:

(1)	☐ I hereby instruct you to sell (2) Thomson Shares at best (this means that C.C.F. will sell on receipt of this sale order).

☐ I hereby instruct you to sell                      (2) Thomson Shares at the minimum specified price of                      (3) (this means that C.C.F. will sell only if the price is reached within the month).

(Stock exchange fees incurred in connection with the sale are for your account, see details overleaf).

Signed in

On:

Signature:

(1)	Check the box corresponding to your choice.

(2)	State the number of Shares.

(3)	State the amount (a minimum specified price exceeding 10% of the first market price may not be accepted). After the month, if the price has not been reached, the sale order is no longer valid and you have to renew it.

•	Charges related to the sale (CCF Terms and Conditions of January 2004)

Sales	AMOUNT OF EXPENSES

From 1 to 90,000 euros	0.50%

Above 90,000 euros	0.40%

Minimum charge	13.18 euros + TVA

•	Validity of the orders

Orders expire on the last day of the month and you then have to renew them.